EXHIBIT 11

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

COMPUTATION OF EARNINGS PER SHARE
(dollars in thousands except per share data)

	For the Years Ended December 31,
	2009	2008	2007
Basic:

Earnings available to common Shareholders	$24,325	$310	$28,192

Weighted average common shares outstanding	10,307,592	10,459,161	10,648,408

Basic earnings per common share	$2.36	$0.03	$2.65

Diluted:

Earnings available to common Shareholders	$24,325	$310	$28,192

Weighted average common shares outstanding	10,307,592	10,459,161	10,648,408

Weighted average common shares attributable to stock options and restricted stock	250,159	226,772	348,798

Total weighted average common shares	10,557,751	10,685,933	10,997,206

Diluted earnings per common share	$2.30	$0.03	$2.56